Exhibit 99.1

Joint Filer Information

Name of Joint Filer:	ITHAX Acquisition Sponsor III LLC

Address of Joint Filer:	c/o ITHAX Acquisition Corp III 826 Collins Avenue, Suite 201 West Palm Beach, Florida 33139

Relationship of Joint Filer to Issuer:	10% Owner Director (Director by Deputization).
Mr. Fintiklis serves as a Director of the Issuer.
ITHAX Acquisition Sponsor III LLC may be deemed
a director by deputization as a result of such service
of Mr. Fintiklis.

Issuer Name and Ticker or Trading Symbol:	ITHAX Acquisition Corp III [ITHA]

Date of Event Requiring Statement:
(Month/Day/Year):	12/11/2025

Name of Joint Filer:	Orestes Fintiklis

Address of Joint Filer:	c/o ITHAX Acquisition Corp III 826 Collins Avenue, Suite 201 West Palm Beach, Florida 33139

Relationship of Joint Filer to Issuer:	10% Owner, Officer (Chief Executive Officer) and Director

Issuer Name and Ticker or Trading Symbol:	ITHAX Acquisition Corp III [ITHA]

Date of Event Requiring Statement:	12/11/2025
Month/Day/Year):